Mail Stop 0308

            June 22, 2005

Avery Pack,
President and Chief Executive Officer
Amalgamated Pictures Corp.
3800 Hillcrest Dr. #1023
Hollywood, FL  33021

Re:  	Amalgamated Pictures Corp.
      Registration Statement on Form SB-2
      Filed on May 23, 2005
      Amendment No. 1 to Registration Statement on Form SB-2
      Filed on May 31, 2005
      File No. 333-125145

Dear Mr. Pack:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Your disclosure indicates that you are a development stage company established three months ago and that you have not commenced business operations nor realized any revenues from your planned operations. It therefore appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. We also note that your sole officer, director, and controlling shareholder, Avery Park, previously had the same role in another public company, Consolidated Pictures, that had substantially the same business plan as your own yet did not develop any operations. Consolidated Pictures subsequently recently engaged in a merger with a private company with operations, as typically is seen in blank check companies. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or provide us with an explanation of why Rule 419 does not apply.

Prospectus Cover Page
2. In the second sentence, please briefly disclose if accurate - as reflected in the second risk factor on page 7 - that the transferability of shares may be limited under state law because you do not intend to qualify the offering under state law until 30 days prior to completion of the offering, which may not occur for a year.
3. Since your offering will be self-underwritten and without any minimum required proceeds, please disclose at the end of the third paragraph that because there is no minimum amount of shares that must be sold, you may receive no proceeds or very little proceeds from the offering.
4. Please revise the sentence that precedes your price table to state that the offering is being made directly by you through your sole officer-director. As appropriate, please also delete throughout your prospectus other plural references to "officers and directors" so it is clear you have one sole officer-director.
5. Please revise your cross-reference to the risk factors section to delete "some of". All material risks must be described not "some of" them.

Inside Front Cover Page
6. Please include the dealer prospectus delivery obligation disclosure as required by Item 502(b) of Regulation S-B.

Prospectus Summary, page 3

Our Company, page 3
7. Please include in your summary that you have only one employee, Avery Pack, who is your sole officer, director and controlling shareholder.

The Offering, page 3
8. After "Common stock outstanding after the offering," please add a separate paragraph that discloses that your sole executive officer-director holds ___% of your shares, and as a result will exercise control over your direction.

9. In connection with terms of the offering, please indicate that the offering will terminate in no later than 12 months.
10. Please add a separate paragraph which indicates the absence of a public market for the common shares and warrants and briefly explains how the absence of a public market impacts liquidity.

Risk Factors, page 4

Because of state securities registration requirements, the transferability of . . ., page 7
11. We note that you plan on submitting an application for listing in one of the "recognized securities manuals" within 30 days prior to the completion of this offering. Please clarify that you are uncertain as to when this offering will be completed and that it might be open for a longer period of time than anticipated.

Determination of the Offering Price, page 12
12. You state that you "arbitrarily selected" the offering price of
$5.10 per unit. It is therefore important that the disclosure be clear and concise about how you did select an offering price per share. Accordingly, please revise to disclose all factors you considered. For each factor you cite, briefly explain how these factors affected your determination of the offering price. See Item
505 of Regulation    S-B.
Business, page 14
13. Please expand this section to provide detailed information concerning your operations. This would include the status of any discussions with creative personnel, selection of movie scripts, interviews with potential actors, consultants, etc. Please include specific information regarding all activities to clearly describe the company`s status. If no progress has been made, so state. This description may also need to be addressed in the risk factors section. Please clearly specify what steps you have taken to date, what steps you need to take to advance your business and what is required to make those advancements. Also, expand your disclosure to address in more detail how you will fund your operations and how you will fund your capital requirements if proceeds from this offering fall short of expectations. We may have further comments based upon your revisions.

Plan of Operation, page 14

14. Since your offering is being completed on a best-efforts basis, please revise your disclosure to address how the company intends to satisfy its liquidity needs over the next twelve months under at least the three offering levels presented. See Item 303(a) of Regulation S-B. Under each scenario, please ensure that you discuss in more detail the line item expenditures listed in the application of proceeds table on page 10.

Properties, page 15
15. The website address provided on the bottom of page 15 does not seem to be operational. Please tell us, with a view toward disclosure, the status of your website.

Industry Overviews, page 16
16. Please review this section to ensure that you identify the sources for the industry data that you provide. Currently, you include many factual statements, but you have not indicated whether the source of this information is based upon management`s belief, industry data, scientific reports or any other source. Please revise accordingly. If the information is based upon reports, articles, or studies, please provide these documents to us appropriately marked and dated. If they were prepared especially for you and are not publicly available, file a consent from the source.

Lack of Trading Market for Securities, page 29
17. Please indicate if you have taken any steps to engage a market-maker to apply for quotation on the OTC Bulletin Board on your behalf. Assuming you have engaged a market-maker, clarify how long it takes to make an application and have your securities quoted on the OTC Bulletin Board. Explain what effect quotation on the OTC Bulletin Board will have on your liquidity.
18. You indicate there can be no assurance that a public market for your common stock and warrants will ever develop. Please also indicate that there can be no assurance that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for your securities may be sustained even if developed.

Plan of Distribution, page 31
19. You indicate that the offering is self-underwritten and that Avery Pack will offer the shares by prospectus and sales literature filed with the SEC, to friends, business associates and contacts, and by direct mail to investors who have indicated an interest in our company. Please provide us with a detailed explanation as to why your sole officer-director satisfies the requirements of Rule 3(a)4-
1.
20. Explain clearly that under a "best efforts, no minimum" offering such as yours, there is no requirement that you sell a specified number of shares before the proceeds of the offering become available to you. Also, state that you may sell only a nominal amount of shares and receive minimal proceeds from this offering. You will not escrow any of the proceeds received from the sale of shares before the offering terminates. Upon acceptance of a subscription, the proceeds from that subscription will be immediately available for your use and the investor has no assurance that you will sell all or any part of the remaining shares offered in this transaction.
21. We note you have the right to terminate the offering at any time in your sole discretion. If there are specific events that may trigger a premature termination, please disclose those events. Provide similar disclosure regarding your right to reject subscriptions.
22. We note that you will offer the units directly to investors through your president, Avery Pack, who will offer the shares by prospectus and sales literature filed with the SEC, to friends, business associates and contacts, and by direct mail to investors who have indicated an interest in your company. Please provide us copies of all sales literature you have distributed or plan to distribute regarding this offering. We may have further comments upon review of your materials.
23. Please tell us whether you will engage in any electronic offer, sale or distribution of the units and describe the procedures to us.
Also, tell us whether you have entered or intend to enter into any arrangements with a third party to host or access your prospectus on the internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that have appeared or may appear on their website.

Financial Statements, page F-3

Statement of Operations, page F-4
24. Please revise your Statement of Operations to reflect all costs of doing business. In this regard you should revise your financial statements to reflect as an expense the fair value of office space and services provided by your President at no cost, with a corresponding contribution of capital. Refer to SAB Topics 1.B.
and
5.T






Statement of Changes in Stockholders` Equity, page F-6
25. Please revise to provide all of the disclosures required by paragraph 11.d. of SFAS No. 7. Please state whether the amount recorded for common stock issued for services was based on the fair value of the stock issued or the services received.

Undertakings, page II-2
26. Please include the undertaking required under 512(e) of Regulation S-B.


*	*	*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Sondra Snyder, Staff Accountant, at (202)
551-
3332 or George Ohsiek, Senior Staff Accountant, at (202) 551-3843, if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at
(202) 551-3240, David Mittelman, Legal Branch Chief at (202) 551-3214, or me at (202) 551-3725 with any other questions.

      							Sincerely,


      							H. Christopher Owings
      Assistant Director

cc:	David L. Kahn, Esq.
	Amalgamated Pictures Corp.
	Fax:  (559) 440-9348
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Avery Pack
Amalgamated Pictures Corp.
June 22, 2005
Page 7